MANAGEMENT SERVICES AGREEMENT

THIS AGREEMENT made and entered into as of the 7th day of September, 2010

BETWEEN:

QUEST CAPITAL CORP.,
a corporation existing under the laws of Canada
(hereinafter referred to as the “Corporation”)

- and -

SPROTT LENDING CONSULTING LP,
a limited partnership constituted under the laws of the
Province of Ontario (hereinafter referred to as the
“Consultant”)

WHEREAS:

(a)

the Corporation is a company that proposes, through ownership of Class B units of Sprott Resource Lending Partnership, to engage in natural resource lending which will be primarily directed to bridge and mezzanine lending to precious and base metal mining, exploration and development companies, oil and gas companies, and other resource related businesses; and

(b)

the Corporation has retained the Consultant, and the Consultant has agreed, to provide or cause to be provided management and administrative services to the Corporation and to provide or cause to be provided such other services and facilities as hereinafter described.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereby agree as follows:

1. Definitions and Interpretations

The terms defined in this Section whenever used in this Agreement shall, unless the context otherwise requires, have the respective meanings hereinafter specified:

(a)	“Agreement” means this management services agreement dated as of September 7, 2010 as the same may be amended from time to time and

“herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and include every instrument supplemental or ancillary to this Agreement and, except where the context otherwise requires, not to any particular article, section or subsection hereof;

(b)

“Applicable Securities Legislation” means the securities acts, and rules and regulations promulgated thereunder, of each of the provinces and territories of Canada and the United States and the instruments, policies, orders and other requirements of the securities regulatory authorities thereof;

(c)	“Board” means the board of directors of the Corporation;

(d)

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Provinces of Ontario, on which banks conducting business in the City of Toronto are generally open for the transaction of banking business and the Toronto Stock Exchange is open for trading;

(e)	“Change of Control” shall have the meaning set forth in Section 17 hereof;

(f)	“Consultant” means Sprott Lending Consulting LP, a limited partnership constituted under the laws of the Province of Ontario;

(g)	“Corporation” means Quest Capital Corp., a corporation existing under the laws of Canada, as it may be renamed from time to time, and its successors and permitted assigns;

(h)	“Initial Term” shall have the meaning set forth in Section 13 hereof;

(i)

“Legacy Business” means the business of providing loan financing to the real estate sector, in which the Corporation was previously engaged, and includes any real estate loans and/or mortgages originated by the Corporation;

(j)

“Net Asset Value” means, in respect of the Corporation at a particular time, the Corporation’s total assets less its total liabilities as set forth in the Corporation’s financial statements most recently filed with the Canadian securities regulatory authorities;

(k)	“Nominees” shall have the meaning set forth in Subsection 3(d) hereof;

(l)	“Partnership Agreement” shall have the meaning set forth in Section 12 hereof;

(m)	“Representatives” means, in respect of a party hereto, the directors, officers, employees, agents and representatives of such party; and

(n)	“Services Fee” shall have the meaning set forth in Section 5 hereof.

In this Agreement, unless the context indicates otherwise, the singular shall include the plural and vice versa and the masculine shall include the feminine and neuter.

2. Appointment

The Corporation hereby appoints the Consultant to manage, or engage others to manage, the undertaking and affairs of the Corporation and to provide all necessary or advisable administrative services and facilities as hereinafter set forth and the Consultant hereby accepts each such appointment and agrees to act in such capacity and to provide or cause to be provided such management and administrative services and facilities, in each case, upon the terms and subject to the conditions set forth in this Agreement.

Notwithstanding anything else contained in this Agreement, the Corporation and the Consultant agree that nothing contained herein is intended to have, nor shall it have or be deemed to have, the effect of binding the discretion of any or all of the directors of the Corporation or of restricting, in whole or in part, the powers of the directors to manage or supervise the management of the business and affairs of the Corporation; and, in addition, the parties agree that at all times the Consultant, while performing its obligations hereunder, shall be subject to the direction and supervision of the Board.

3. Management and Administrative Services

During the term of this Agreement the Consultant shall:

(a)	implement any decision of the Board;

(b)

administer the day-to-day business and affairs of the Corporation, including making decisions relating to the Corporation and, in consultation with the Board, prepare all written and printed materials for distribution to securityholders and assist the Corporation in its compliance with its registration, filing, reporting and other requirements under Applicable Securities Legislation, and rules, regulations and other requirements of relevant securities regulatory authorities or any similar organization of any government, government body or agency, and of any stock exchange to which the Corporation is obligated to report;

(c)

provide or cause to be provided all internal accounting, audit and legal services in respect of the Corporation and other usual and ordinary office facilities, supplies and services necessary or desirable for carrying on the management and administration of the business and affairs of the Corporation;

(d)

provide the services of four (4) appropriately qualified individuals, one to serve as a director of the Corporation, one to serve as the president, chief executive officer and a director of the Corporation, one to serve as the chief financial officer of the Corporation and one to serve as chief operating officer of the Corporation (collectively, the “Nominees”). The Corporation agrees to propose to its shareholders for election a slate of directors which includes the two (2) Nominees indicated to serve as directors, provided that any such Nominee will agree to resign, and the Consultant shall agree to cause each Nominee’s resignation, upon the termination of this Agreement;

(e)	provide or cause to be provided services in respect of the Corporation’s daily operations;

(f)

take all necessary administrative actions to distribute securities of the Corporation that the Board has approved for issuance, or cause to be distributed all securities of the Corporation which the Board may decide to issue, during the term of this Agreement and take or cause to be taken all such actions as the Consultant reasonably considers necessary or desirable in respect of the sale of securities of the Corporation whether by prospectus or private placement offering;

(g)

subject to the prior approval of the Board (or a committee thereof), authorize payment on behalf of the Corporation of expenses incurred on behalf of the Corporation and the negotiation of contracts with third party providers of services (including, without limitation, custodians, registrars and transfer agents, legal counsel, auditors, insurance agents and printers);

(h)	keep and maintain the books and records of the Corporation and supervise compliance by the Corporation with record-keeping requirements under applicable law and regulatory regimes;

(i)

deal with the Corporation’s banks, insurance companies and custodians, including for the purposes of the maintenance of bank records and the negotiation and securing, subject to the prior approval of the Board, of bank financing or refinancing and insurance policies;

(j)	monitor relationships with any custodians, registrars and transfer agents, legal counsel, auditors, insurance agents and other organizations or professionals serving the Corporation;

(k)

from time to time, or when otherwise reasonably requested by the Board, make reports to the Board, the Corporation and/or its shareholders of the Consultant’s performance of the services provided and to be provided to the Corporation pursuant to this Agreement;

(l)	comply with any policies of the Corporation which have been approved by the Board (or a committee thereof);

(m)

prepare or cause to be prepared accounting, management and other reports, including reports of the Corporation’s performance to securityholders, interim and annual reports to securityholders and related financial statements;

(n)

provide or cause to be provided all other administrative services and facilities required by the Corporation in relation to its securityholders including, without limitation, the preparation for and holding of meetings of securityholders and other services for the provision of information to securityholders;

(o)	provide such other managerial and administrative services and carry out such other duties as may be reasonably required for the ongoing business and affairs of the Corporation; and

(p)

cause the implementation of the winding down and monetization of the Legacy Business, on similar terms and on a basis and in a manner similar to that carried out by the Corporation and as directed by the Board prior to the date hereof, acting reasonably, and, to the extent possible, in reliance on the services of the individuals, consultants, and/or employees of the Corporation who carried out such services prior to the date of this Agreement, subject to the directions and orders of the Corporation and the Board from time to time, which directions and orders shall be reasonably consistent with the nature of the duties set out above, and provided that the Board shall retain authority with respect to the matters referred to in Section 115(3) of the Canada Business Corporations Act.

4. Records

The Consultant shall keep at all times proper books of account and records relating to the services performed hereunder, which books of account and records shall be accessible for inspection by the Corporation or the Board at any time and from time to time during normal business hours.

5. Services Fee

In consideration for the services provided by the Consultant to the Corporation pursuant to this Agreement, the Corporation shall pay the Consultant an annual services fee (the “Services Fee”) equal to $100,000 per annum payable quarterly in arrears in four equal payments in respect of each calendar quarter.

Such Services Fee shall be payable by the Corporation to the Consultant in cash on or before the forty-fifth (45th) day following the last Business Day of each such calendar quarter.

If the Services Fee is payable in respect of a period that is less than a full calendar quarter, the Services Fee payable to the Consultant shall be pro-rated for the number of days that services are actually provided during such calendar quarter. The Services Fee payable to the Consultant shall be inclusive of any applicable federal goods and services tax, harmonized sales tax and other applicable sales taxes.

6. Compensation for Additional Services

If upon the request of the Board the Consultant renders services to the Corporation that are outside the scope of the services required to be rendered pursuant to the provisions of this Agreement, such additional services will be compensated for separately and shall be on such terms that are generally no less favourable to the Corporation than those available from arm’s length parties (within the meaning of the Income Tax Act (Canada)) for comparable services.

7. Expenses of the Corporation

The Corporation shall pay all fees and expenses incurred in connection with the operation and administration of the Corporation’s business including, without limitation: (i) fees and expenses payable to the members of the Board and any committee thereof (excluding any fees and expenses payable to the Nominees); (ii) the Services Fees payable to the Consultant pursuant to this Agreement; (iii) legal, audit and valuation fees and expenses; (iv) insurance fees; (v) shareholder reporting costs; (vi) registrar and transfer agency costs; (vii) fees and expenses payable for listings, the maintenance of listings and filings or other requirements of stock exchanges on which any of the securities of the Corporation are listed or quoted; (viii) other administrative expenses and costs incurred in connection with the Corporation’s continuous disclosure filing requirements and investor relations; (ix) securities commission participation fees; (x) all taxes (income, capital and sales taxes payable by the Corporation); (xi) brokerage and trading commissions; (xii) costs and expenses relating to the offering and issue of securities of the Corporation (including the costs of printing and preparing offering documents, legal expenses, auditing expenses, marketing expenses and other reasonable out-of-pocket expenses); (xiii) costs and expenses of preparing, printing and mailing financial and other reports; (xiv) costs and expenses arising as a result of complying with all Applicable Securities Legislation and other applicable laws, regulations and policies; and (xv) all amounts paid by the Corporation on account of the indebtedness of the Corporation. Such expenses shall include expenses of any action, suit or other proceeding in relation to the Corporation or its Representatives and/or its property or assets in relation to which the Consultant, and/or any of its Representatives are entitled to indemnity by the Corporation.

In addition to the fees paid to the Consultant pursuant to Section 5, the Corporation shall reimburse the Consultant for all expenses incurred by the Consultant in connection with the duties set out in Section 3 hereof (including payments to third parties in that regard) to the extent such expenses were incurred for and on behalf of the Corporation. Such expenses shall be reimbursed by the Corporation to the Consultant as and when incurred and invoiced by the Consultant.

Notwithstanding the foregoing, the Consultant shall pay all of the compensation (other than preexisting compensation arrangements for the remediation of the real estate loans described in Appendix “A”) of the Nominees for serving as officers and/or directors of the Corporation (the “Nominee Remuneration”). The Consultant shall not be entitled to the reimbursement of any fees and expenses for any services which would be compensated by the Nominee Remuneration.

8. Authority to Enter into Agreement

Each of the parties to this Agreement hereby represents and warrants to the other that it is duly authorized and empowered to execute, deliver and perform this Agreement and that such action does not conflict with or violate any provision of law, regulation, policy, contract, deed of trust or other instrument to which it is a party or by which it is bound and that this Agreement constitutes a valid and binding obligation of it enforceable in accordance with its terms.

The Corporation shall provide to the Consultant concurrently with the execution and delivery by the Corporation of this Agreement all such evidence of authority to act including, without limitation, designations of authorized persons and certified copies of charter documents and resolutions, as the Consultant may reasonably require. The Consultant may continue to rely on all such evidence until notice to the contrary given hereunder has been received by it.

9. Standard of Care

The Consultant shall exercise the powers granted and discharge its duties hereunder honestly, in good faith and in the best interests of the Corporation and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

10. Liability of the Consultant

The Consultant shall not be liable to the Corporation or any shareholder thereof for any loss or damage suffered by the Corporation or any shareholder thereof, as the case may be, which arises out of any action or inaction of the Consultant if such course of conduct did not constitute bad faith, gross negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions and the provisions set forth in this Agreement, and if the Consultant, in good faith, determined that such course of conduct was in the best interests of the Corporation.

The Corporation acknowledges and agrees that the Consultant shall not be responsible for any loss of opportunity whereby the value of any of the property or assets of the Corporation, including its holdings in Sprott Resource Lending Partnership, could have been increased nor shall it be responsible for any decline in value of the property or assets of the Corporation, including its holdings in Sprott Resource Lending Partnership, unless such decline is the result of the Consultant’s bad faith, gross negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions and the provisions set forth in this Agreement or wilful failure to comply with express directions given by resolution of either the Board (or a committee thereof) or the shareholders of the Corporation.

The Consultant may rely and act upon any statement, report or opinion prepared by or any advice received from auditors, solicitors, notaries or other professional advisors of the Corporation and shall not be responsible or held liable for any loss or damage resulting from relying or acting thereon, if the advice was within the area of professional competence of the person from whom it was received and the Consultant acted reasonably in relying thereon.

The Consultant hereby acknowledges and agrees that the obligations of the Corporation hereunder are not personally binding upon the shareholders of the Corporation, or the agents of the Corporation, and that the Consultant shall not resort to or seek redress, recourse or satisfaction from the private property of any of the foregoing, whether the liability be based on contract, tort or otherwise. The Consultant agrees that only the Corporation and property held by the Corporation shall be bound by and subject to the obligations and liabilities arising out of this Agreement.

11. Indemnity

The Corporation shall indemnify and hold harmless the Consultant and its directors, officers, partners, agents and employees from and against any and all expenses, losses (except for loss of profits), damages, liabilities, demands, charges, costs and claims of any kind or nature whatsoever (including legal fees, judgments and amounts paid in settlement, provided that the Corporation has approved such settlement) in respect of the acts, omissions, transactions, duties, obligations or responsibilities of the Consultant as manager and administrator to the Corporation, save and except where such expenses, losses, damages, liabilities, demands, charges, costs or claims (i) are caused by acts or omissions of the Consultant done or suffered in breach of its standard of care or through negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions, resolutions of the Board (or a committee thereof) or the shareholders of the Corporation, and the provisions set forth in this Agreement or (ii) relate to or are in respect of taxes (or penalties or interest in respect of taxes or additions thereto) that arise in respect of this Agreement or any of the services or facilities provided thereunder.

12. Not Partners or Joint Venturers

The Corporation and the Consultant are not constituted by this Agreement as partners or joint venturers with each other and nothing herein shall be construed so as to make them partners or joint venturers or impose any liability as such on either of them, provided however that nothing herein shall be construed so as to prohibit the Corporation and the Consultant or its affiliates from embarking upon an investment together as partners, joint venturers or in any other manner whatsoever, subject to applicable law and the parties acknowledge that they are both parties to a partnership agreement dated as of September 7, 2010 in respect of their interests in Sprott Resource Lending Partnership (the “Partnership Agreement”).

13. Term

This Agreement shall become effective on the date hereof and shall be in force until September 7, 2013 (the “Initial Term”) and shall be automatically renewed from time to time thereafter for additional terms of one year, unless otherwise terminated pursuant to Section 15 hereof.

14. Residence

The Consultant represents and warrants that it is a "Canadian partnership" for purposes of the Income Tax Act (Canada).

15. Termination

This Agreement may be terminated as follows:

(a)

by the Corporation during the Initial Term, by giving at least 180 days’ prior written notice (or such shorter period as the parties may mutually agree upon) to the Consultant, and making a cash payment upon termination of the Agreement to the Consultant in an amount equal to the product of 0.167% of the Corporation’s Net Asset Value as at the end of the quarter immediately preceding the date on which the Corporation gives such notice to the Consultant multiplied by the number of months remaining in the Initial Term from the end of the notice period;

(b)

by the Corporation after the Initial Term, by giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) (which notice for greater certainty can be given during the Initial Term) to the Consultant;

(c)

by the Corporation at any time if the Consultant breaches any of its material obligations under this Agreement and such breach has not been cured within 30 days following notice thereof from the Corporation;

(d)

by the Consultant within 180 days following a Change of Control, by giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) to Corporation of such termination;

(e)

by the Consultant during the Initial Term by giving at least 90 days’ prior notice (or such shorter period as the parties may mutually agree upon) in the event that the Consultant is removed and replaced as managing partner under the Partnership Agreement for any reason other than for (i) gross negligence or willful misconduct in its management of the Partnership or (ii) default of any of its material obligations under the Partnership Agreement and such default has not been remedied within 90 days or such longer period of time as shall be required and as may be reasonable, having regard to the nature of such default, after the Consultant has been notified in writing of such default by the Corporation under the terms of the Partnership Agreement, and in the event of such termination by the Consultant of the Agreement, the Consultant shall be entitled a cash payment upon termination of the Agreement of an amount equal to the product of 0.167% of the Corporation’s Net Asset Value as at the end of the quarter immediately preceding the date on which the Consultant gives such notice to the Corporation multiplied by the number of months remaining in the Initial Term from the end of the notice period;

(f)

by the Consultant after the Initial Term, by giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) (which notice for greater certainty can be given during the Initial Term)to the Corporation; or

(g)

immediately upon the occurrence of any of the following circumstances affecting the Consultant, that is, its ceasing to be an affiliate of Sprott Inc., its winding-up, liquidation, dissolution, bankruptcy, the sale of its business or substantially all of its property and assets or the commencement of insolvency proceedings against the Consultant which are not stayed by final order of a court of competent jurisdiction within 75 days of service of the said proceedings on the Consultant.

Such termination of the Agreement will be without prejudice to the rights and liabilities created under this Agreement prior to the effective date of the termination. Termination of this Agreement in accordance with the terms hereof shall not result in any penalty or other fee, other than a payment required pursuant to Section 15(a) or Section 15(e) hereof or the termination fee payable following a Change of Control pursuant to Section 17 hereof.

The parties acknowledge and agree that any change of the Consultant (other than by assignment of this Agreement to one of its affiliates) requires the Board’s prior written approval.

The parties further acknowledge and agree that the Consultant shall not be entitled to receive payment in connection with any more than one of paragraphs (a), (d) or (e) of this Section 15.

Upon termination or assignment of this Agreement, the Consultant shall forthwith deliver to the Corporation, in the case of termination, or to the assignee, in the case of an assignment (i) all records, documents and books of account; and (ii) all materials and supplies of the Corporation, which are in the possession or control of the Consultant and relate directly or indirectly to the performance by the Consultant of its obligations under this Agreement; provided, however, that the Consultant may retain notarial or other copies of such records, documents and books of account and the Corporation or the assignee shall produce at its head office the originals of such records, documents and books of account whenever reasonably required to do so by the Consultant for the purpose of legal proceedings or dealings with any governmental authorities. Upon termination or assignment of this Agreement, the Consultant shall forthwith pay over to the Corporation, in the case of a termination, or to an assignee, in the case of an assignment, all monies held for the account of the Corporation pursuant to this Agreement, after deducting any accrued compensation and reimbursement for expenses to which it is then entitled.

Upon termination of this Agreement by the Corporation, the Corporation shall forthwith pay to the Consultant any amounts unpaid under the Bonus Initial Distribution (as defined under the Partnership Agreement) under Section 8.1(a) of the Partnership Agreement.

Upon termination of this Agreement, the Consultant shall resign as the managing partner under the terms of the Partnership Agreement.

With respect to any transactions entered into by the Consultant on behalf of the Corporation prior to giving or receiving notice of termination, such transactions shall not be affected by such termination and adequate provisions will be made for proper settlement of outstanding commitments.

16. Change of Name

The Corporation acknowledges and agrees that the Consultant, for and on behalf of Sprott Inc., reserves all right, title and interest in or to the name or designation of the Corporation as “Sprott Resource Lending Corp.” and the Consultant consents to the use of such name during the term of this Agreement. At any time and upon termination of this Agreement, the Corporation shall forthwith upon written request of the Consultant:

(a)

call a meeting of its shareholders to approve an amendment to its articles of incorporation to change the name of the Corporation to one which does not include the word “Sprott” or any words similar thereto; and

(b)

upon the filing of articles of amendment changing the name of the Corporation to remove the word “Sprott”, cause to be executed and delivered all instruments necessary to evidence such change of name in each public registry where the name of the Corporation shall have been registered and to disclaim any right, title or interest in or to the designation “Sprott”.

The Corporation agrees that it shall be responsible for any expenses incurred by it in carrying out the foregoing provisions.

17. Change of Control

     In the event that within four (4) years of the date hereof a person or group of persons, other than Sprott Inc. or any affiliate thereof acting jointly or in concert, acquires control over more than 50% of the voting securities of the Corporation (a “Change of Control”), and the Consultant elects to terminate this Agreement pursuant to Subsection 15(d) hereof, the Corporation shall pay to the Consultant a termination fee equal to 5% of the Net Asset Value of the Corporation, plus an amount equal to 20% of the amount by which the market capitalization of the Corporation exceeds the Net Asset Value of the Corporation, all as at the end of the quarter immediately preceding the effective date of the termination. The payment of the termination fee to the Consultant is in addition to any accrued Services Fee and reimbursement for expenses to which the Consultant is then entitled.

18. Registration and other Securities Matters

     The Consultant agrees that it shall be responsible for compliance with any applicable Canadian and U.S. registration and other securities regulatory requirements arising in connection with the services provided by the Consultant pursuant to this Agreement.

19. Dividend and NCIB Policies

     Subject to the approval of the Board, the intention of the parties is for the Corporation to establish:

(a)	a dividend policy providing for the payment of an annual dividend in a percentage equal to the annualized average yield on a 30-year Government of Canada Bond for the relevant year; and

(b)

a normal course issuer bid policy pursuant to which the Corporation would seek regulatory approval, from time to time, to enable it to repurchase its common shares in the event such shares trade below their book value.

20. Confidentiality

     The Consultant shall treat, and shall cause its Representatives to treat, as confidential all information pertaining to the Corporation including, without limitation, the financial affairs of the Corporation, and the Consultant shall not, and shall cause its Representatives not to, disclose such confidential information to persons who are not involved in the management and administration of the Corporation, except with the Corporation’s prior consent or as may be necessary to comply with applicable laws, regulations and policies.

     The Consultant acknowledges that the receipt of Confidential Information may result in the Consultant and its Representatives becoming persons in a “special relationship” with the Corporation for the purposes of Applicable Securities Legislation and the Consultant hereby acknowledges that it is aware, and that it shall advise its Representatives, that securities laws impose restrictions on the communication of material non-public information and on the purchase and sale of securities of an issuer by a person in a special relationship with the issuer who has received material non-public information, and the Consultant hereby agrees to comply with such Applicable Securities Legislation.

     The Corporation will treat all advice and information which it receives from the Consultant as confidential and for the exclusive use of the Corporation, except with the Consultant’s consent or as may be necessary to comply with applicable laws, regulations and policies or any order or direction of any court or regulatory authority or agency.

21. Undertaking

     Until such time as this Agreement is terminated, neither the Consultant, nor any affiliate thereof (as defined in the Securities Act (Ontario)), shall manage any entity that is principally engaged in providing bridge or mezzanine loans to businesses in the natural resource sector.

22. Notice

     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by facsimile or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a)	if to the Corporation:

Quest Capital Corp.
550 Burrard Street, Suite 1028 Bentall V
Vancouver, British Columbia V6C 2B5

Attention: Jim Grosdanis Fax: (604) 682-3941

(b)	if to the Consultant:

Sprott Lending Consulting LP Suite 2750, Royal Bank Plaza South Tower, 200 Bay Street Toronto, Ontario M5J 2J1

Attention: Peter Grosskopf Fax: (416) 977-9555

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as described.

23. Headings

The inclusion of section headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

24. Governing Law

     This Agreement shall be governed by and constructed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. The parties hereby attorn to the exclusive jurisdiction of the courts of Ontario with respect to any matter arising under or related to this Agreement.

25. Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes and replaces all prior understandings, agreements, negotiations or discussions, whether written or oral, between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understanding, express or implied, between the parties other than those expressly set forth in this Agreement. Notwithstanding the foregoing, the parties acknowledge and agree that they have entered into the Partnership Agreement concurrently with their execution and dating of this Agreement.

26. Further Acts

Each of the Corporation and the Consultant shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement.

27. Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

28. Amendment

This Agreement may not be amended, changed, supplemented or otherwise modified in any respect except by written instrument executed by the parties hereto or their respective successors or permitted assigns.

29. Assignment

This Agreement shall not be assigned by the Corporation without the prior written consent of the Consultant. Upon prior written notice to the Corporation, the Consultant may transfer or assign any and all rights granted hereunder to an affiliate of Sprott Inc. provided that such entity shall remain an affiliate of Sprott Inc. during the term of this Agreement.

30. Successors

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

31. Counterparts

This Agreement may be executed in several counterparts by facsimile or PDF execution, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

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IN WITNESS WHEREOF the Corporation and the Consultant, by proper officers duly authorized on their behalf, have executed this Agreement as of the date first above written.

QUEST CAPITAL CORP.

By: (signed) “Brian E. Bayley”
Name: Brian E. Bayley
Title: President and Chief Executive Officer

SPROTT LENDING CONSULTING LP,
by its general partner,
SPROTT LENDING CONSULTING GP INC.

By: (signed) “Peter Grosskopf”
Name: Peter Grosskopf
Title: President and Chief Executive Officer